                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 11-K/A



            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                        For the fiscal year ended December 31, 2002

                                            OR

            [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                          Commission File No. 001-12482

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

            B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              GLIMCHER REALTY TRUST
                              20 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215



                            EXHIBIT INDEX ON PAGE 14

                              REQUIRED INFORMATION




The following financial statements and schedules for the Glimcher Realty Trust Retirement Savings Plan are being filed herewith:

DESCRIPTION                                                                                                         PAGE
-----------                                                                                                         ----
Report of Independent Auditors................................................................................       5

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001..............................       6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001.....       7

Notes to Financial Statements.................................................................................       8

Schedule of Assets (Held at End of Year)......................................................................      11

Schedule of Reportable Transactions for the year ended December 31, 2002......................................      12

The following exhibit is being filed herewith:


  EXHIBIT NO.      DESCRIPTION
  ----------       -----------
     23            Consent of Independent Accountants........................................................       15

     99            Certification by the Trustees pursuant to 18 U.S.C. Section 1350,
                   as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002......................       16


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized, in the City of Columbus, State of Ohio, on the 26th day of June 2003.


                                              GLIMCHER REALTY TRUST RETIREMENT
                                                 SAVINGS PLAN

                                              By: /s/ Melinda A. Janik
                                                  -----------------------------
                                                  Melinda A. Janik
                                                  Senior Vice President and
                                                  Chief Financial Officer

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                        INDEX OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES



                                                                                                                    PAGE
                                                                                                                    ----
Report of Independent Auditors.................................................................................       5

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001...............................       6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001             7

Notes to Financial Statements..................................................................................       8

SUPPLEMENTAL SCHEDULES

Schedule H, line 4 i - Schedule of Assets (Held at End of Year)................................................      12

Schedule H, line 4 j - Schedule of Reportable Transactions for the year ended December 31, 2002................      13


                         REPORT OF INDEPENDENT AUDITORS



To the Participants and Administrator of the Glimcher Realty Trust Retirement Savings Plan

         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Glimcher Realty Trust Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP

Columbus, Ohio
June 26, 2003

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001


                                                       2002              2001
                                                       ----              ----
Assets:
Cash and cash equivalents ..................        $      508        $       54
Investments ................................         3,431,521         3,726,585
Participant loans...........................           102,687            66,801
                                                    ----------        ----------
                                                     3,534,716         3,793,440
Receivables:
   Contributions........ ...................            68,892            58,761
   Interest and dividends ..................                              29,632
                                                    ----------        ----------
      Total receivables ....................            68,892            88,393
                                                    ----------        ----------

      Net assets available for benefits ....        $3,603,608        $3,881,833
                                                    ==========        ==========



   The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                             2002                2001
                                                                             ----                ----
Additions to net assets attributed to:
   Contributions:
     Employer ......................................................     $   262,017         $   267,058
     Participants ..................................................         898,235             935,939
                                                                         -----------         -----------
                                                                           1,160,252           1,202,997
                                                                         -----------         -----------
   Investment income:
     Interest ......................................................           6,486               5,613
     Dividends .....................................................                             107,311
     Net (depreciation) appreciation in fair value of investments ..        (710,811)             70,408
                                                                         -----------         -----------
                                                                            (704,325)            183,332
                                                                         -----------         -----------

        Total additions ............................................         455,927           1,386,329
                                                                         -----------         -----------

Deductions from net assets attributed to:
   Benefits paid to participants ...................................         564,387             574,350
   Administration fee ..............................................          31,484              26,719
   Forfeitures .....................................................         138,281              27,613
                                                                         -----------         -----------

        Total deductions ...........................................         734,152             628,682
                                                                         -----------         -----------


        Net (decrease) increase ....................................        (278,225)            757,647

Net assets available for benefits:
   Beginning of year ...............................................       3,881,833           3,124,186
                                                                         -----------         -----------

   End of year .....................................................     $ 3,603,608         $ 3,881,833
                                                                         ===========         ===========


    The accompanying notes are an integral part of these financial statements

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION

         The Glimcher Realty Trust Retirement Savings Plan (the "Plan") was adopted by Glimcher Realty Trust (the "Company") effective January 1, 1996, to provide an opportunity for employees to increase their savings and provide additional income upon retirement.

         The Plan is a defined contribution plan. Employees may contribute up to 15.0% of their compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service ("IRS"). The allocation of contributions to one or more of the investment funds is designated by each participant. Employer matching contributions are made at the rate of 50.0% of the first 4.0% of the pretax employee contributions. Employees vest in employer contributions after the following years of service: 1 - 10.0%, 2 - 30.0%, 3 - 50.0%, 4 - 70.0%
and 5 - 100.0%. Non-vested employer contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. Forfeited amounts recognized were $138,281 and $27,613 in 2002 and 2001, respectively. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan has a loan provision to assist participants in raising funds to meet certain financial needs. All loans will be limited to 50.0% of the participant's vested account balance, provided such loan does not exceed $50,000. The Plan also includes a minimum loan amount of $1,000. No participant may have more than one loan outstanding at any time. At December 31, 2002, participant loans bear interest at rates ranging from 6.50% to 10.50% and have maturity dates ranging from April 2003 through November 2007.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

         Participants are given the opportunity on a daily basis to change the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

         A participant's account is allocated a portion of earnings and appreciation or depreciation in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to participants. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

         Through December 31, 2001, the employer matching contributions could only be invested in Company common shares of beneficial interest (the "Shares"). Effective January 1, 2002, the employer matching contributions were made only in cash.

         For the period from January 1, 2001 through December 19, 2001, the Company engaged the firm of Salomon Smith Barney to be the Plan's investment advisor, Manulife Financial Services to be the Plan's broker and Dean, Von Schoeler, McBride to be the Plan's third party administrator. Effective December 19, 2001, Merrill Lynch replaced Salomon Smith Barney as the Plan's investment advisor. The Company continues to be the Plan sponsor and administrator; accounting, legal, and administrative services are not reflected in the financial statements as these services are provided by the Company without charge to the Plan. The Company has appointed William G. Cornely, George M. Harmanis and Janelle R. Mikusa as the Plan's trustees. Effective July 19, 2001, Michael P. Glimcher was appointed trustee of the Plan to replace Janelle R. Mikusa, who was removed as one of the Plan's trustees on February 23, 2001. Also effective August 8, 2002, Melinda A. Janik was appointed trustee of the Plan. On May 23, 2003, George M. Harmanis resigned his position as trustee of the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Contributions to the Plan

         Contributions from participating employees are deposited on a monthly basis as the employer makes payroll deductions from Plan participants. Contributions from the Company are determined monthly based on the employer matching formula as defined in the Plan description.

Payment of Benefits

         Benefits are recorded when paid.

Investment Valuation

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method. The net appreciation or depreciation in the fair value of the Plan's investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

         Cash and cash equivalents include short-term, highly liquid investments with an original maturity of three months or less. Cost approximates market value.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3.       TAX STATUS

         The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under Section 501(a). The Company received a favorable determination letter from the IRS with regard to amendments to the Plan made through February 26, 2002. A subsequent amendment was made in December 2002, however, the Plan administrator believes that the Plan continues to be designed and operated in compliance with applicable requirements of the IRC.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The Plan's Form 5500 is prepared using the cash basis of accounting. Under this method, contributions are recorded in the period received. The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2002 and 2001:

                                                                                      2002           2001
                                                                                      ----           ----
         Net assets available for benefits per the financial statements......      $3,603,608     $3,881,833
         Receivables not included in the Form 5500...........................         (68,892)       (58,761)
                                                                                   ----------     ----------
         Net assets available for benefits per the Form 5500.................      $3,534,716     $3,823,072
                                                                                   ==========     ==========

         The following is a reconciliation of contributions per the financial statements for the years ended December 31, 2002 and 2001, to Form 5500:

                                                                                      2002           2001
                                                                                      ----           ----
         Contributions per the financial statements..........................      $1,160,252      $1,202,997
         Contributions receivable, beginning of year.........................          58,761         54,861
         Contributions receivable, end of year...............................         (68,892)       (58,761)
                                                                                   ----------     ----------
         Net assets available for benefits per the Form 5500.................      $1,150,121     $1,199,097
                                                                                   ==========     ==========

5.       INVESTMENTS

         Investments which account for more than 5.0% of the Plan's net assets as of December 31, 2002 and 2001 were as follows:

                                                                                      2002           2001
                                                                                      ----           ----
         Manulife Lifestyle Funds...........................................       $1,300,686     $1,022,585
         Glimcher Realty Trust Common Stock (non participant directed)......                       1,160,511
         Manulife 500 Index Fund............................................          467,097        397,772
         Manulife Fidelity Advisor Dividend Growth..........................          337,076        298,198
         Manulife AIM Constellation Fund....................................          245,635        216,599
         Manulife Dreyfus Premier Core Bond Fund............................          206,248
         Manulife Select Twenty Growth Fund.................................          179,323

6.       NON PARTICIPANT DIRECTED INVESTMENT

         Information about the net assets and significant components of the changes in net assets relating to the non participant directed investment is as follows:

                                                                                         DECEMBER 31,
                                                                                      -------------------
                                                                                      2002           2001
                                                                                      ----           ----
Net Assets:
         Cash and cash equivalents..........................................       $      508     $       54
         Common Stock ......................................................                       1,160,511
         Employer contribution receivable...................................                          58,761
         Dividend and interest receivable...................................                          29,632
                                                                                   ----------     ----------
             Non Participant directed investment............................       $      508     $1,248,958
                                                                                   ==========     ==========


                                                                                          YEAR ENDED
                                                                                         DECEMBER 31,
                                                                                      -------------------
                                                                                      2002           2001
                                                                                      ----           ----
Changes in Net Assets:
         Contributions................  ....................................                       $  267,058
         Dividends, interest and other .....................................       $       374        107,410
         Net (depreciation) appreciation ...................................           (77,994)       366,645
         Amount  transferred to participant directed investments............        (1,170,830)
         Forfeitures........................................................                          (27,613)
              Benefits paid to participants.................................                         (112,654)
                                                                                   -----------     ----------
                                                                                   $(1,248,450)    $  600,846
                                                                                   ===========     ==========

7.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan purchased Company Shares at a cost of $180,639 in 2001. The Plan sold Company Shares with a cost of $958,038 and $93,118 in 2002 and 2001, respectively.

         For the period from January 1, 2001 to December 19, 2001, certain Plan investments were managed by Salomon Smith Barney. Salomon Smith Barney was the investment advisor as defined by the Plan, and therefore, these transactions qualified as party-in-interest. Effective December 19, 2002, Merrill Lynch replaced Salomon Smith Barney as the Plan's investment advisor.

         At December 31, 2002 and 2001, the Plan held certain investments in mutual funds managed by a related party of the Plan. Purchases and sales of these mutual funds are open market transactions and are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4 I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)



  IDENTITY OF ISSUE, BORROWER,                                                                            CURRENT
    LESSOR, OR SIMILAR PARTY                    DESCRIPTION OF INVESTMENT                   COST           VALUE
  -----------------------------------------------------------------------------------------------------------------
  Manulife Financial *               Manulife Lifestyle Funds                                            $1,300,686
  Manulife Financial *               Manulife 500 Index Fund                                                467,097
  Manulife Financial *               Manulife Fidelity Advisor Dividend Growth Fund                         337,076
  Manulife Financial *               Manulife AIM Constellation Fund                                        245,635
  Manulife Financial *               Manulife Dreyfus Premier Core Bond Fund                                206,248
  Manulife Financial *               Manulife Select Twenty Growth Fund                                     179,323
  Manulife Financial *               Manulife Money Market Fund                                             173,454
  Manulife Financial *               Manulife Putnam Global Equity Fund                                     134,274
  Manulife Financial *               Manulife Lord Abbett Developing Growth Fund                            101,830
  Manulife Financial *               Manulife Balanced Fund                                                  92,116
  Manulife Financial *               Manulife Franklin Balance Sheet Fund                                    71,744
  Manulife Financial *               Manulife T. Rowe Price International Stock Fund                         57,184
  Manulife Financial *               Manulife Scudder International Select Equity Fund                       55,426
  Manulife Financial *               Manulife Franklin Small-Mid Growth Fund                                  9,428
                                                                                                          ---------
                                                                                                          3,431,521
                                                                                                          ---------
 Participant Loans *                 6.50% to 10.50% interest rates, maturing
                                       April 2003 through November 2007                                     102,687



   *Indicates transaction is with a party-in-interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           SCHEDULE H, LINE 4 J - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                                        CURRENT VALUE
                                                                                                         OF ASSET ON
                                                      PURCHASE      SELLING     EXPENSES     COST OF     TRANSACTION      NET GAIN
IDENTITY OF PARTY INVOLVED   DESCRIPTION OF ASSET      PRICE         PRICE      INCURRED      ASSET          DATE         OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Glimcher Realty Trust        Common Shares -                      $1,082,370                $ 958,038    $1,082,370       $124,332
                             5 transactions


                                INDEX TO EXHIBIT


EXHIBIT NO.      DESCRIPTION                                              PAGE
-----------      -----------                                              ----
   23            Consent of Independent Accountants....................    15

   99            Certification by the Trustees pursuant to 18 U.S.C.
                 Section 1350, as adopted pursuant to Section 906 of
                 the Sarbanes-Oxley Act of 2002........................    16